QUALIFICATION CERTIFICATE

TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Superintendent of Securities (Newfoundland and Labrador)

(collectively, the "Jurisdictions")

Dear Sirs:

Re:	TransGlobe Energy Corporation (the "Company") - Preliminary Short Form Prospectus dated February 7, 2012 (the "Preliminary Prospectus")

This certificate is provided pursuant to Section 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101").

The Company is relying on Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus and the Company, hereby certifies, on behalf of the Company, that: (i) the Company satisfies the all of qualification criteria set forth in Section 2.2 of NI 44-101; and (ii) all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

DATED at Calgary, Alberta this 7th day of February, 2012.

TRANSGLOBE ENERGY CORPORATION

Per:	(signed) "David C. Ferguson"
David C. Ferguson
Vice-President, Finance and Chief Financial Officer